IDS LIFE INSURANCE COMPANY OF NEW YORK'S DESCRIPTION OF TRANSFER AND REDEMPTION
         PROCEDURES AND METHOD OF CONVERSION TO FIXED BENEFIT POLICIES

   This document sets forth, as required by Rule 6e-3 (T) (b) (12) (iii), the administrative procedures that will be followed by IDS Life Insurance Company of New York ("IDS Life of New York") in connection with the issuance of its flexible premium survivorship variable life insurance policy ("Policy"), the transfer of assets held thereunder, and the redemption by Policyowners of their interests in said policies. The document also describes the method that IDS Life of New York will use when a Policy is exchanged for a fixed benefit insurance policy pursuant to Rule 6e-3 (T) (b) (13) (v) (B).

                       TRANSFER AND REDEMPTION PROCEDURES

I.   Purchase and Related Transactions

         A.   Premium Schedules and Underwriting Standards

      This Policy is a flexible premium policy. The Policyowner has flexibility, subject to certain restrictions, in determining the amount and frequency of premium payments. At the time of application, the Policyowner will determine a Scheduled Premium. The Scheduled Premium is a level amount at a fixed interval of time. However, the Policyowner can change the Scheduled Premium, skip premium payments or make additional premium payments. Generally, the Policyowner may, subject to certain restrictions, make premium payments in any amount and at any frequency.

      Failure to pay a Scheduled Premium will not itself cause a Policy to lapse. Payment of Scheduled Premiums, however, will not guarantee that it will remain in force. (For further information about when a Policy will lapse, see page 5.)

      Each month, a deduction is made from the Policy Value for the cost of insurance, policy fee and optional benefits. This deduction is based on the age, sex and risk classification of each Insured and the duration of the Policy.

      The Policies will be offered and sold pursuant to established underwriting standards, and in accordance with state insurance laws, which prohibit unfair discrimination among Policyowners, but recognize that insurance costs must be based upon factors such as age, sex, health or occupation.


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         B.   Application and Initial Premium Processing

      Upon receipt of a completed application, IDS Life of New York will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the proposed Insureds are insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed Insureds before a determination can be made. A Policy will not be issued and consequently a Policy Date established, until this underwriting procedure has been completed.

      If a premium is submitted with the Policy application, insurance coverage will begin immediately if the Insureds are insurable under a conditional insurance agreement. Otherwise insurance coverage will not begin until coverage is approved by IDS Life of New York.

      If a premium is not paid with the application, insurance coverage will begin on the date the premium is received, if the Insureds are insurable under a conditional insurance agreement, or on the later of the date the premium is received or the date IDS Life of New York approves coverage if the Insureds are not insurable under a conditional insurance agreement.

         C.   Premium Allocation

      In the application for a Policy, the Policyowner can allocate premiums to the Fixed Account and/or the subaccounts. Until the policy date, the premiums received by IDS Life of New York are held in IDS Life of New York's Fixed Account and interest at the current Fixed Account rate is credited on the net premiums. As of the policy date, the net premiums plus interest accrued thereon will be allocated to the Fixed Account and/or the subaccounts in accordance with the allocation instructions received from the Policyowner in the application. Future net premiums will be allocated to the Fixed Account and/or the subaccounts, in accordance with the application allocation instructions unless the Policyowner changes the allocation instructions by written request. Net premiums received after the date IDS Life of New York receives the new instructions, will be allocated to the Fixed Account and/or the subaccounts, based on the new allocation instructions.


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      D.   Repayment of Loan

      A loan made under the policy will be subject to an interest rate of 6% per year. IDS Life of New York expects to reduce the loan interest rate after the 10th policy anniversary to 4% per year. The Policyowner can at any time make a loan repayment which must be at least $50 or 100% of the amount of the outstanding loan, if less.

      When a loan is made, any loan taken from the subaccounts will be transferred to the Fixed Account. The portion of the Fixed Account Value which equals indebtedness will be credited with interest at a rate of 4%.

      All loan repayments will be allocated to the Fixed Account and/or the subaccounts, using the premium allocation percentages in effect at the time of payment unless the Policyowner specifies that the loan repayment is to be allocated in a different manner.

II.  Transfer Among the Subaccounts and the Fixed Account

      The Policy currently has a Fixed Account and six subaccounts. The subaccounts invest in portfolios of IDS Life Series Fund, Inc.

      Except as noted in the next paragraph, the Policyowner may transfer at any time all or part of the value of a subaccount to other subaccounts, or to the Fixed Account by written request or other requests acceptable to IDS Life of New York. Each transfer must be for a minimum of $250 or, if the value of the subaccount is less than $250, the value of the subaccount. The transfer will take effect on the date the request is received by IDS Life of New York. IDS Life of New York, reserves the right to limit transfers to twelve each policy year.

      The Policyowner may transfer from the Fixed Account to the subaccounts once a year but only on a policy anniversary or within 30 days after such policy anniversary. If such a transfer is made, the Policyowner cannot transfer from the subaccounts back to the Fixed Account until the next policy anniversary. If IDS Life of New York receives a request within 30 days before a policy anniversary date, the transfer will be effective on the anniversary date. If IDS Life of New York receives a request within 30 days after a policy anniversary date, the transfer will be effective on the date the request is received by IDS Life of New York. The minimum transfer amount is $250 or the Fixed Account Value less indebtedness, if less. The maximum transfer amount is the Fixed Account Value less indebtedness.


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      The  Policyowner  may  request a transfer by calling IDS Life of New York.
IDS Life of New York has the authority to honor any telephone transfer request believed to be authentic. IDS Life of New York is not responsible for determining the authenticity of such calls. A transfer request received before 4 p.m. New York time will be processed the same day. If a call or written request is received after 4 p.m., the request will be processed the following business day.

      Automated transfers are also available. Automated transfers of at least $50 may be requested monthly, quarterly, semiannually or annually. Only one automated transfer arrangement may be in effect at any time. Policy values may be transferred to one or more subaccounts and the Fixed Account but can be transferred from only one account. Automated transfers from the Fixed Account may not exceed an amount that, if continued, would deplete the Fixed Account within 12 months. If transfers from the Fixed Account to one or more of the subaccounts are made, transfers from the subaccounts back to the Fixed Account will not be allowed until the next policy anniversary.

III. "Redemption" Procedures:           Surrender and Related Transactions

         A.   Surrender for Cash Value

      At any time before the death of the last surviving Insured, the Policyowner may completely surrender the Policy by written request. Any surrender payment from the subaccounts will be made within seven days after IDS Life of New York receives the written request, unless payment is postponed pursuant to the relevant provisions of the Investment Company Act of 1940. Any surrender payment from the Fixed Account may be postponed for up to 6 months. If IDS Life of New York postpones payment more than 10 days, interest at an annual rate of 4 percent will be paid on the amount surrendered for the period of postponement. The surrender payment will equal the Policyowner's Policy Value minus Indebtedness and, during the first fifteen policy years, the Surrender Charge.

      After the first policy year, the Policyowner may also request a partial surrender up to 85 percent of the Policy's Cash Surrender Value by written request or by calling IDS Life of New York. IDS Life of New York has the authority to honor any telephone surrender request believed to be authentic. IDS Life of New York is not responsible for determining the authenticity of such calls. A surrender request received before 4 p.m. New York time will be processed the same day. If the call or written request is received after 4 p.m., the request will be processed the following business day. A fee of $25, but not exceeding 2 percent of the amount surrendered is assessed for each partial surrender. The amount of any partial surrender must be at least $500.


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         B.    Benefit Claims

      As long as the Policy remains in force, IDS Life of New York will pay a death benefit to the named beneficiary after receipt of due proof of death of the last surviving Insured unless the Policy is contested. The amount of the death benefit will be determined as of the date of death of the last surviving Insured. The death benefit proceeds will include interest from that date of death until the date of payment. The death benefit proceeds payable will be reduced by any Loan Balance.

     Prior to the youngest Insured's attained insurance age 100, the Policy provides two Death Benefit Options - Option 1 (a level amount option) and Option 2 (a variable amount option). The Policyowner chooses which option applies.

Under Option 1, the death benefit is the greater of

              1)  the Specified Amount; or

              2)  the applicable percentage of the Policy Value.

         Under Option 2, the death benefit is the greater of

              1)  the Policy Value plus the Specified Amount; or

              2   the applicable percentage of the Policy Value.

      In lieu of payment of the death benefit in a single sum, an election may be made to apply all or a portion of the proceeds under one of the fixed benefit settlement options described in the Policy. The election may be made by the Policyowner during the Insured's lifetime. The beneficiary may make an election unless the Policyowner has already done so. The fixed benefit settlement options are subject to the restrictions and limitations set forth in the policy.

      On or after the youngest Insured's attained insurance age 100, the proceeds payable upon the death of the last surviving Insured will be the Policy's Cash Surrender Value.


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         C.   Policy Lapsation

      A lapse will occur if, on a monthly date, the Cash Surrender Value is less than the monthly deduction for the policy month following such monthly date. If lapse is going to occur, IDS Life of New York will notify the Policyowner, and the Policyowner will have a 61 day grace period to make a premium payment so that the next three monthly deductions can be made.

      The Death Benefit Guarantee to Age 100 provision provides that, until the youngest Insured's attained insurance age 100, the Policy will not lapse even if the Cash Surrender Value cannot cover the monthly deduction on a monthly date if
(a) equals or exceeds (b) where:

         (a) is the sum of all premiums paid minus any partial surrenders and minus any indebtedness, and

         (b) is the Death Benefit Guarantee to Age 100 premiums shown in the Policy that have been due since the Policy Date, including the current month.

         D.   Loans

      The Policyowner may take loans under the Policy at any time as long as the resulting indebtedness (including any existing indebtedness) does not exceed 85% of the Policy Value, less surrender charges. The Policy is the only security for the loan. The requested loan amount will be taken from the Fixed Account and the subaccounts in proportion to their respective values on the date of the loan, unless the Policyowner requests a different allocation. Any loan taken from the subaccount will be transferred to the Fixed Account. The minimum loan amount is $500. (For further information about the loan provisions, see page 2.)

      The Policyowner may obtain a loan by sending a written request or calling IDS Life of New York. IDS Life of New York has the authority to honor any telephone loan request believed to be authentic. IDS Life of New York is not responsible for determining the authenticity of such calls. A loan request received before 4 p.m. New York time will be processed the same day. If the call or written request is received after 4 p.m., the request will be processed the following business day.


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                               CASH ADJUSTMENT UPON EXCHANGE OF CONTRACT

      At any time within 24 months of the Policy's Policy Date, the Policyowner may exchange the Policy for a Flexible Premium Survivorship Life Insurance Policy which provides for benefits that do not vary with the investment return of the Variable Account. The exchange is accomplished by transferring all of the Policy Value in the subaccounts to the Fixed Account.

                                       POLICY SPLIT OPTION RIDER

      The Policy can be split on a 50/50 basis into two individual permanent plans of life insurance then offered by IDS Life of New York for exchange, one on the life of each Insured, upon the occurrence of a divorce of the Insureds or certain changes in federal estate tax laws. Evidence of insurability will not be required by IDS Life of New York. The Specified Amount and Policy Value minus policy loans and accrued loan interest will be divided evenly between the two policies.


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ARTICLE VIII.         Indemnification

8.4      Indemnification Procedure

Any person obligated to provide indemnification under this Article VIII ("Indemnifying Party" for the purpose of this Section 8.4) will not be liable under the indemnification provisions of this Article VIII with respect to any claim made against a party entitled to indemnification under this Article VIII ("Indemnified Party" for the purpose of this Section 8.4) unless such Indemnified Party will have notified the Indemnifying Party in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim will have been served upon such Indemnified Party (or after such party will have received notice of such service on any designated agent), but failure to notify the Indemnifying Party of any such claim will not relieve the Indemnifying Party from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of the indemnification provision of this Article VIII, except to the extent that the failure to notify results in the failure of actual notice to the Indemnifying Party and such Indemnifying Party is damaged solely as a result of failure to give such notice. In case any such action is brought against the Indemnified Party, the Indemnifying Party will be entitled to participate, at its own expense, in the defense thereof. The Indemnifying Party will be entitled to participate, at its own expense, in the defense thereof. The Indemnifying Party also will be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Indemnifying Party the Indemnified Party of the Indemnifying Party's election to assume the defense thereof, the Indemnified Party will bear the fees and expenses of any additional counsel retained by it, and the Indemnifying Party will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation, unless: (a) the Indemnifying Party and the Indemnified Party will have mutually agreed to the retention of such counsel; or (b) the named parties to any such proceeding (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. The Indemnifying Party will not be liable for any settlement of any proceeding effected without its written consent (such consent may not be unreasonably withheld) but if settled with such consent or if there is a final judgment for the plaintiff, the Indemnifying Party agrees to indemnify the Indemnified Party from and against any loss or liability by reason of such settlement or judgment. A successor by law of the parties to this Agreement will be entitled to the benefits of the indemnification contained in this Article VIII. The indemnification provisions contained in this Article VIII will survive any termination of this Agreement.